 FOR IMMEDIATE RELEASE

CONTACT: Compass Group PLC
                    Cheryl Webster
                    704-329-4018

Compass Group PLC Completes Acquisition of Morrison Management Specialists, Inc.

CHARLOTTE, NORTH CAROLINA, April 5, 2001 -- Compass Group PLC (CPG.L) announced that effective today it has completed the acquisition of Morrison Management Specialists, Inc. (MHI). Each outstanding share of Morrison common stock not owned by Compass Group was converted into the right to receive $40.00 in cash, without interest. Morrison will cease to be traded on the New York Stock Exchange before the opening of business on Friday, April 6, 2001.

Morrison shareholders who hold their stock certificates will receive notice in the mail regarding the process to surrender their shares for cash. Shareholders whose shares are held through banks or brokers will receive information about their holdings from those institutions.

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Notes

Compass Group is the world's largest foodservice company with annual revenues in excess of $12 billion employing over 265,000 people in more than 80 countries worldwide. The company is quoted on the London Stock Exchange and its website is www.compass-group.com. In North America alone the company has annual revenues of $3.2 billion and employs 86,000 people. Compass Group is the Official Catering Services Supplier for the 2002 Olympic and Paralympic Winter Games in Salt Lake City. Compass Group will provide catering and concession services to the 3,500 residents of the Olympic Village as well as more than 125,000 people daily during the Olympic Winter Games, including members of the worldwide media, judges and officials. For more information, visit its North American Division website at www.compass-usa.com.

Morrison Management Specialists, Inc. is the only national US company focused exclusively on providing food, nutrition and dining services to the healthcare and senior living markets. Morrison operates through Morrison Healthcare Food Services and Morrison Senior Dining, and serves several of the largest and most prominent integrated healthcare systems, hospitals and senior living communities in the United States.